AB 3/20 BB 3/11 *

06004113

'ITED STATES
' EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Mount Yale Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 Seventeenth Street, Suite 1400
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Sabre 952-897-5395
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

400 One Financial Plaza, 120 S 6th St. (Address), Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02

AFFIRMATION

I, Michael J. Sabre, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Mount Yale Securities, LLC (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael J. Sabre
Chief Financial Officer

Subscribed to before me this day of 2/27, 2006.

Notary Public

PHILLIP E. EBNER
Notary Public
Minnesota
My Commission Expires January 31, 2010

Mount Yale Securities, LLC

Statement of Financial Condition as of December 31, 2005, and Independent Auditors' Report

MOUNT YALE SECURITIES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Mount Yale Securities, LLC:

We have audited the accompanying statement of financial condition of Mount Yale Securities, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Deloitte & Touche LLP

February 27, 2006

MOUNT YALE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

ASSETS:	
Cash and cash equivalents	$ 106,659
Accounts receivables	301,459
Related-party receivables	23,168
Other assets	987
TOTAL	$ 432,273

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES—Accrued expenses and other liabilities	$ 16,916
MEMBER'S INTEREST	415,357
TOTAL	$ 432,273

See notes to financial statements.

1. ORGANIZATION

Mount Yale Securities, LLC (the "Company"), a wholly owned subsidiary of Mount Yale Capital Group, LLC (the "Parent"), is a registered introducing broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), (see Note 5). The Company is a limited-service brokerage firm engaged in the private placement of securities, which commenced operations on April 7, 2003, and obtained membership from the NASD on October 8, 2003.

As of November 8, 2004, the original membership interest in the Company was purchased by the Parent for $22,800 in cash. The effects of this purchase transaction have not been pushed down to the accompanying financial statement. In connection with this transaction, the name of the Company was changed from Alpha Brokerage Partners, LLC to Mount Yale Securities, LLC.

Other Company affiliates 100% owned by the Parent include Mount Yale Asset Management, LLC, which is registered as an investment adviser with the Securities and Exchange Commission ("SEC") as a commodity pool operator and trading adviser with the Commodity Futures Trading Commission. Additionally, Mount Yale Portfolio Advisors, LLC ("MYPA") is an investment advisory firm that is registered as an investment adviser with the SEC which advises high net worth and institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from those estimates.

Fee Income—The Company and its affiliates act as placement agents for various investment managers and earn a fee based upon the level of assets invested. Placement fee income is recognized upon notification by an investment manager that a placement fee has been earned by the Company, which generally occurs upon cash receipt of fee income by the Company.

In addition, the Company also earns a contract initiation fee on some of the investment manager contracts, which is recognized upon execution of the contract less an allowance for amounts deemed uncollectible.

Income Taxes—The Company is treated as a partnership for income tax purposes. Federal and state income tax statutes require that the income or loss of a partnership be included in the tax returns of the partner.

Cash and Cash Equivalents—Cash and cash equivalents include cash balances and investments with initial maturities of three months or less. At December 31, 2005, the Company did not have cash equivalents.

3. RELATED-PARTY TRANSACTIONS

The Company and MYPA have entered into an administrative services agreement to provide administrative, managerial, and accounting services as well as joint use and sharing of office facilities.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2005, the Company's net capital of $89,743 was $84,743 in excess of the required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.19 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

6. NASD MEMBERSHIP SUSPENSION

On April 11, 2005, the NASD temporarily suspended the membership of the Company for failure to submit audited annual financial statements within the time period required under the Securities Exchange Act of 1934. Upon receipt of the audited financial statements by the NASD, the suspension was lifted on May 20, 2005 and the Company was fully instated as a member in good standing. During this time, the Company ceased all operating activities.

7. CONTINGENCIES

The Company may be involved with litigation arising in the ordinary course of business from time to time. Currently, there are no such matters outstanding against the Company.

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